THE INLAND MUTUAL FUND TRUST (THE "TRUST")

              RESTATED PLAN PURSUANT TO RULE 18F-3 FOR OPERATION OF
                              A MULTI-CLASS SYSTEM


I.     INTRODUCTION

       Rule 18f-3, promulgated under the Investment Company Act of 1940, as amended (the "Act"), requires an investment company to adopt a written plan specifying all of the differences among classes, including the various services offered to owners, different distribution arrangements for each class, methods for allocating expenses relating to those differences and any conversion features or exchange privileges. This Restated Plan pursuant to Rule 18f-3 for operation of a multi-class system shall become effective on September 17, 2002.

II.    ATTRIBUTES OF CLASSES

       A.     Generally

       The Trust shall offer three classes - Class A, Class B and Class C shares for the Inland Real Estate Income and Growth Fund (the "Fund). In general, shares of each Class shall be identical except for different expense variables (which will result in different returns for each Class). More particularly, the Class A, Class B and Class C shares of the Fund shall represent interests in the same portfolio of investments of the Fund, and shall be identical in all respects, except for (a) the impact of (i) expenses assessed to a Class pursuant to Distribution and Service Plans (collectively, the "Plans"), and (ii) any other incremental expenses subsequently identified that should be properly allocated to one Class so long as any subsequent changes in expense allocations are reviewed and approved by a vote of the Board of Trustees of the Trust, including a majority of the independent trustees (as defined in the Act); (b) the fact that each Class shall vote separately with respect to the Plans and any matter submitted to owners relating to Class expenses; (c) the designation of each Class; and (d) the sales load and contingent deferred sales charge ("CDSC").

       B.     Distribution Arrangements, Expenses, Sales Charges and CDSC

       The Class A shares of the Fund shall be subject to a beneficial owner servicing fee payable pursuant to the Plans, which shall not initially exceed 0.25% (on an annual basis) of the average daily net assets attributable to the Class A shares. The Class A shares shall be further subject to a sales charge which shall not initially exceed 5.5% of the offering price of the Class A shares. Class A shares redeemed within one year of purchase that were initially purchased in an amount of $1 million or more (not including shares purchased with reinvested dividends or distributions) may be subject to a CDSC of 1.00%.

       The servicing fee may be spent by the distributor of the Class A shares on personal services rendered to owners of the Class A shares and the maintenance of their accounts, including compensation to, and expenses (including telephone and overhead expenses) of, financial consultants or other employees of the distributor or of participating or introducing brokers who aid in the processing of purchase or redemption requests or the processing of
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dividend payments, who provide information periodically to owners showing their positions in the Class A shares, who forward communications from the Fund to owners, who render ongoing advice concerning the suitability of particular investment opportunities offered by the Fund in light of the owners' needs, who respond to inquiries from owners relating to such services, or who train personnel in the provision of such services. Distribution and servicing fees may also be spent on interest relating to unreimbursed distribution or servicing expenses from prior years.

       The Class B shares of the Fund shall be subject to a beneficial owner servicing fee and distribution fee payable pursuant to the Plans, which shall not initially exceed 0.25% (on an annual basis) and 0.75% (on an annual basis), respectively, of the average daily net assets attributable to Class B shares. Class B shares shall not be subject to a sales charge, but may be subject to a CDSC as follows (not including shares purchased with reinvested dividends or distributions):

   Year After Purchase:    1      2      3       4       5         6

         Charge:           5%     4%     3%      2%      1%        1%

       The servicing fee may be spent by the distributor of the Class B shares in the same manner as set forth above for the Class A shares. The distribution fee applicable to Class B shares may be spent by the distributor of the Class B shares on any activities or expenses primarily intended to result in the sale of Class B shares, including compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of the distributor or of participating or introducing brokers who engage in distribution of Class B shares, printing of prospectuses and reports for other than existing Class B owners advertising and preparation, printing and distribution of sales literature.

       The Class C shares of the Fund shall be subject to a beneficial owner servicing fee and distribution fee payable pursuant to the Plans, which shall not initially exceed 0.25% (on an annual basis) and 0.75% (on an annual basis), respectively, of the average daily net assets attributable to Class C shares. Class C shares shall not be subject to a sales charge, but may be subject to a CDSC of 1% if redeemed within one year of purchase (not including shares purchased with reinvested dividends or distributions).

       The servicing fee may be spent by the distributor of the Class C shares in the same manner as set forth above for Class A shares. The distribution fee may be spent by the distributor of the Class C shares in the same manner as set forth above for Class B shares.

       C.     Conversion

       On the eighth anniversary of the purchase of Class B shares, the Class B shares (and any Class B shares purchased with reinvested dividends) shall automatically convert into an equal number of Class A shares.

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       D.     Other Attributes

       Class A shares, Class B shares and Class C shares shall be eligible for exchange privileges, periodic investment plans and systematic withdrawal plans for the Fund, as in effect from time to time.

       E.     Methodology for Allocating Expenses Between Classes

       In allocating expenses a determination shall be made as to which expenses are Class level and which expenses are Fund level.

       Prior to determining the day's net asset value, the following expense items must be calculated as indicated:

              1.     Adviser's Fee

       The current day's accrual shall be calculated using the beginning of the day's total net assets of the Fund, and shall be allocated to each Class of the Fund based upon the relative "adjusted net assets" of each Class.

              2.     Distribution and Service Fees

       The current day's accrual shall be separately calculated using the beginning of the day's net assets attributable to Class A shares, Class B shares or Class C shares, as the case may be, based on the rates as stated in the Plans.

              3.     Other Class Specific Expenses

       Daily accruals shall be made for each Class based on budgeted expenses attributable to each such Class.

              4.     Other Expenses

       Daily accruals shall be determined from expense budgets and will be allocated to each Class based upon the relative "adjusted net assets" of each Class.


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